Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-1/A) and related Prospectus of Ultra Petroleum Corp. and subsidiaries and to the incorporation by reference therein of our reports dated February 22, 2017, except for the portion of DESCRIPTION OF THE BUSINESS – Chapter 11 Proceedings, Ability to Continue as a Going Concern – Ability to Continue as a Going Concern, as to which the date is November 15, 2017, with respect to the consolidated financial statements of Ultra Petroleum Corp. and subsidiaries, and the effectiveness of internal control over financial reporting of Ultra Petroleum Corp. and subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2016, as amended, and its Current Report (Form 8-K) filed with the Securities and Exchange Commission on November 15, 2017.

/s/ Ernst & Young, LLP

Houston, Texas

November 15, 2017